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                           [PETER KIEWIT SONS' LOGO]

                            PETER KIEWIT SONS', INC.
                                  KIEWIT PLAZA
                             OMAHA, NEBRASKA 68131
                                 (402) 342-2052

                                          , 2002

Dear Kiewit Stockholder:

     For many decades, Kiewit has fostered and maintained a policy of employee stock ownership, whereby the financial interests and success of Kiewit's employee-owners have been aligned with the growth, success and returns of Kiewit's business. Over this period, Kiewit, and thus, in turn, its employee-owners, have enjoyed significant financial returns on the equity of the business.

     Kiewit has historically operated as a corporation. Operating in corporate form subjects Kiewit's income to two levels of tax. However, many employee-owned businesses operate as partnerships or some other form of entity in which income is subject to only one level of tax. Like Kiewit's employee-owners, the employee-owners of these businesses reap the financial rewards of their efforts from the earnings of their businesses. However, because of their single level of tax, the income earned by these businesses is taxed only once at the level of the employee-owners and the businesses' earnings generally can then be distributed to the employee-owners without the imposition of additional taxes. Operating as a partnership is therefore generally more tax efficient, especially over the long term, and also provides those employee owned businesses with greater flexibility and a wider choice of options in which to utilize their earnings. Given these advantages, if Kiewit was initially forming today, it would likely not choose to operate as a corporation, but instead would operate as a partnership.

     Therefore, after careful consideration, the board of directors of Kiewit is proposing to convert Kiewit to a limited partnership.

     The enclosed Notice of Special Meeting and proxy statement/joint prospectus describe the transactions that are necessary to accomplish the conversion, while allowing Kiewit stockholders to maintain the same proportionate economic and voting interests as they hold in Kiewit prior to the conversion. The board of directors believes that the conversion is in the best interest of Kiewit and its stockholders, and unanimously recommends that you vote for the conversion. We urge you to read the enclosed Notice of Special Meeting and proxy statement/joint prospectus carefully and to return your signed proxy as soon as possible.

                                          Sincerely yours,

                                          KENNETH E. STINSON
                                          Chairman and Chief Executive Officer